UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2006

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Disposal



11 December 2006

Pearson to sell Government Solutions to Veritas Capital

Pearson, the international media and education company, today announces that it has agreed to sell Pearson Government Solutions, its government services business, to Veritas Capital. The purchase price consists of $560m in cash, $40m in preferred stock and 10% of the equity of the business.

The transaction is subject to regulatory approval and other closing conditions and is expected to be completed in the first quarter of 2007.

In 2005, Government Solutions contributed $46m of operating profit to Pearson. At the end of June 2006, it had gross assets including goodwill of $573m.

Pearson expects to realise net cash proceeds of approximately $560m on the sale. It intends to use the proceeds to invest in its businesses, both organically and through bolt-on acquisitions, and to reduce its overall indebtedness.

"Government Solutions has achieved exceptional growth as part of Pearson. It has a strong management team and an ambitious strategy for expansion, and Veritas will invest in and support those plans," said Marjorie Scardino, chief executive of Pearson.

"Pearson's focus is on building our leadership positions in education and information through strong organic growth and selected new business investments. This transaction is consistent with that strategy."

With more than 5,500 employees, Government Solutions serves national and local governments, education institutions and corporations in the US and around the world. The company designs, builds and operates solutions to provide information, benefits and services to its clients' customers. Clients include the U.S. Departments of Education, Health and Human Services, Defense, Justice and Labor and the London Borough of Southwark. In the past 18 months, it has renewed and extended its two largest contracts: the Federal Student Aid contract for the US Department of Education and the Centers for Medicare & Medicaid Services contract for the US Department of Health.

Government Solutions became part of Pearson in 2000 when Pearson acquired educational testing and technology company National Computer Systems Inc (NCS). Since that time Government Solutions has grown rapidly, more than tripling sales over the past six years.

Veritas Capital is a leading New York-based private equity firm with particular expertise in the government services, media, defence, aerospace and consumer products industries. It partners with experienced management teams to develop leading companies in industries with attractive dynamics.

Ends

For more information:

Luke Swanson/ Simon Mays-Smith/ Deborah Lincoln + 44 (0) 207 010 2310

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date:  11 December 2006

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary